OMB APPROVAL
OMB Number: 3235-0145

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/ A

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

               ANCHOR FUNDING SERVICES, INC.
(Name of Issuer)

            Common Stock
     (Title of Class of Securities)

             032904 10 4
(CUSIP Number)

Steven Morse, Esq., Morse & Morse, PLLC., 1400 Old Country Road, Westbury, NY 11590 (516-487-1446)
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                         December 1, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box 9.

Check the following box if a fee is being paid with the statement [  ].  (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission.  See Rule 13d-1(a) for other parties to whom copies are sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act ("ACT") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 032904 10 4	Page 2 of 4 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON George Rubin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,892,500
	8	SHARED VOTING POWER 72,000
	9	SOLE DISPOSITIVE POWER 2,892,500
	10	SHARED DISPOSITIVE POWER 72,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,964,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [X] Excludes shares owned by his son, Morry F. Rubin.
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.9% - Common* [14.8% voting capital stock)**
14	TYPE OF REPORTING PERSON* IN
*Based upon 12,940,378 common shares outstanding as reported in the Registrant’s Form 10-Q for the quarter ended September 30, 2008.

**        Based upon 12,940,378 common shares outstanding and 1,216,999 preferred shares outstanding with the voting rights of 7,043,625 shares or a total of 19,984,003 voting shares.

SCHEDULE 13D
CUSIP No. 032904 10 4	Page 3 of 4 Pages

On June 29, 2007, the Issuer became a reporting company under Section 12(g) of the Securities and Exchange Act of 1934, as amended, when its Form 10-SB (filed on April 30, 2007) became effective (File No. 0-52589). This Schedule 13D was originally filed for the reporting person who was a 5% or greater stockholder at the time that the Form 10-SB became effective in lieu of a Schedule 13G.

Item 1.                      Security and Issuer

 This statement relates to the Common Stock of Anchor Funding Services, Inc. (the “Issuer”).  The Issuer’s executive office is located at 10801 Johnston Road, Suite 210, Charlotte, NC 28226.

Item 2.                      Identity and Background

(a)	George Rubin

(b)           c/o Anchor Funding Services, Inc.
800 Yamato Road, Boca Raton, Florida 33431

(c)	Director of the Issuer; private investor

(d)           Not applicable.

(e)	Not applicable.

(f)	USA

Item 3.                      Source and Amount of Funds or Other Consideration

 On December 1, 2008, the Reporting Person purchased 500,000 common shares beneficially owned by a director of the Issuer at $.22 per share. The purchase price was paid from Mr. Rubin’s personal funds.

Item 4.                      Purpose of Transactions

(a)	- (j) Not applicable.

The Reporting Person has acquired the securities covered by this schedule for investment purposes only, notwithstanding the fact that Mr. Rubin is a director of the Issuer. The Reporting Person does not have any present plans or proposals that relate to or would result in any of the actions required to be described in item 4 of Schedule 13D other than receiving the resignation from Frank DeLape as a director. However, Mr. Rubin, as a director of the Issuer, may in the future take actions in his fiduciary duty that would otherwise be required to be described in Item 4 of Schedule 13-D. The Reporting Person may at any time review or reconsider his position with respect to the Issuer and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

SCHEDULE 13D
CUSIP No. 032904 10 4	Page 4 of 4 Pages

Item 5.                     Interest in Securities of the Issuer

(a) - (b)  As of December 1, 2008, the Issuer has outstanding 12,940,378 shares of Common Stock and 1,216,999 shares of Series 1 Preferred Stock with the voting rights of 7,043,625 common shares. Of the foregoing shares of Common Stock, the reporting person beneficially owns 2,964,500 shares of Common Stock, representing 22.9% of the outstanding Common Stock, and 14.8% of the voting capital stock. The reporting person has the sole power to dispose and vote of 2,892,500 shares of Common Stock owned by him. George Rubin and his daughter-in-law have the shared power to vote and dispose of 72,000 shares held in trusts for the benefit of minor grandchildren.

(c)  See Item 3 above.

(d) - (e)  Not Applicable

Item 6.                     Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

Mr. Rubin has a Director Compensation Agreement dated as of January 31, 2007 pursuant to which he agreed to serve as a director of the Company and Mr. Rubin is entitled to receive certain compensation, benefits and indemnification.

Item 7.                     Materials to be filed as Exhibits

Director Compensation Agreement dated as of January 31, 2007. (Incorporated by reference to Exhibit 10.1 contained in the Registrant’s Form 10-SB filed with the SEC on April 30, 2007).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 2, 2008

Signature By: /s/George Rubin
                   George Rubin